Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Regains 100% Control of the Akarca Gold-Silver Project in Turkey

Vancouver, British Columbia, October 30, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that it has regained 100% control of the Akarca gold-silver project in Turkey (the “Property”). EMX had an agreement with Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company, for an option to acquire EMX’s 100% owned subsidiary, AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Property (see EMX news release dated June 20, 2013). Çolakoglu has advised EMX that it decided to forego exercising the option. Çolakoglu has made cash payments of US $350,000 to EMX while advancing the Property through substantial exploration and drilling programs, as well as metallurgical and environmental studies.

The Akarca project is an EMX grassroots discovery highlighted by six separate gold-silver mineralized centers occurring within a district-scale area (please see attached map). Exploration completed to date includes 245 core and reverse circulation holes totaling about 26,400 meters of drilling and property-wide geologic mapping, geochemical sampling, and geophysical surveys. This work has been conducted primarily through partner-funded programs totaling over US $13 million that considerably advanced the project. The Akarca project is available for partnership, and EMX is engaging in discussions with a number of interested parties. See www.eurasianminerals.com for more information.

Akarca Overview. Gold and silver mineralization at Akarca occurs within structurally focused veins and vein sets, as well as in silicified hanging wall and footwall zones. The quartz veins typically host higher grade mineralization, while the silicified halos in the wall-rocks host lower grade disseminated mineralization. Exploration results from the six known prospect areas are summarized below.

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Kucukhugla Tepe is a 700 meter long, northwest trending zone of parallel vein systems that locally host higher grade oxide mineralization. Drilling has intersected high-grade zones within broader intercepts of gold-silver mineralization, including sub-intervals from AKC-131 of 2.6 meters (39.0- 41.6 m) averaging 35.31 g/t Au and 226.6 g/t Ag, and AKC-132 with 0.9 meters (27.3-28.2 m) averaging 111.50 g/t Au and 906.0 g/t Ag (true widths interpreted as 45-55% of reported interval lengths, see EMX news release dated March 2, 2015).

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Fula Tepe is a broad corridor of veining and silicification with a strike length of 950 meters and width of over 400 meters. Drilling has delineated oxide gold-silver mineralization in the main Fula Tepe zone and also identified new, sub-parallel mineralized zones with reconnaissance step-out holes. Drill results include an intercept of 19.8 meters (28.9-48.7 m) averaging 8.49 g/t Au and 60.3 g/t Ag, which includes a 1.0 meter sub-interval (45.2-46.2 m) of 155.5 g/t Au and 1060.0 g/t Ag from AKC-120 (true width interpreted as 64% of reported interval length, see EMX news release dated July 17, 2014).

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The Hugla Tepe prospect is a 650 meter long zone of oxide gold-silver mineralization, quartz veining and IP-resistivity anomalies. The zone is oriented along a northeast strike direction that is parallel to, and approximately 400 meters southeast of, Fula Tepe. Drill results include an intercept of 17.4 meters (35.6-53.0 m) averaging 3.71 g/t Au and 6.8 g/t in AKC-193 (true width interpreted as 85% of reported interval length, see EMX news release dated March 2, 2015).

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Sarikaya Tepe is the furthest west of the known zones of mineralization on the Property, and forms a distinctive north-south trending topographic high held up by multiple vein sets and silicified wall rocks. Sarikaya is notable for hosting higher grade mineralization, including an oxide intercept reported from AKC-70 of 36.4 meters (0-36.4 m) averaging 5.67 g/t Au and 53.31 g/t Ag, with a sub- interval of 2.15 meters (23.6 -25.75 m) averaging 89.34 g/t Au and 835.16 Ag g/t (true width interpreted as 60-75% of reported interval length, see EMX news release dated January 18, 2013).

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•	Drilling at the Percem Tepe prospect on the east side of the Property has outlined oxide gold-silver mineralization hosted in two bodies of brecciated and veined material that appear to be gently dipping to the northeast. This style of mineralization is a distinctive feature of Percem Tepe, in which extensive zones of mineralized breccias and replacement bodies have been encountered, such as 101.0 meters averaging 1.25 g/t Au and 7.95 g/t Ag from 18.2 to 119.2 meters from AKC-74 (true width interpreted as 65-75% of reported interval length, see EMX news release dated March 1, 2013).

•	Arap Tepe hosts oxide gold-silver mineralization developed in a series of east-west zones of veining and silicification. Drill results include an intercept of 50.4 meters (5.0-55.4 m) averaging 3.39 g/t Au and 5.28 g/t Ag which includes a 3.0 meter sub-interval (31.0-34.0 m) of 33.53 g/t Au and 28.92 g/t Ag from AKC-120 (true width interpreted as 65-85% of reported interval length, see EMX news release dated December 21, 2010). Only one of the zones at Arap Tepe has been systematically drilled (Zone A), with the other zones presenting upside exploration opportunities.

The continuity of Akarca's near-surface oxide zones of gold-silver mineralization has been delineated at a 25 to 50 meter drill spacing. All of the known zones remain open along strike and to depth. Further, reconnaissance and step-out drilling have demonstrated ample potential for new discoveries on the Property.

EMX in Turkey. EMX has seven properties in Turkey, including two royalty properties (Balya and Aktutan), two partnered projects (Golcuk and Trab-23) and three available projects (Akarca, Sisorta, and Alankoy). To manage its interests in Turkey on an ongoing basis, the Company has engaged the services of DAMA Muhendislik Proje ve Maden San.Tic. A.S (“Dama Engineering”). Dama is an internationally recognized engineering company based in Ankara, Turkey, which serves the mining industry and is led by General Manager Sabri Karahan. Mr. Karahan is a mining engineer with 40 years of experience in mine development and a specialization in EPCM (Engineering, Procurement, and Construction Management). He has a Master of Science degree from the Mining Faculty at the Technical University of Istanbul, Turkey.

Prior to founding Dama Engineering, from 1998 to 2005 Mr. Karahan was an Executive Board Member and the General Manager of Normandy Madencilik Plc, a subsidiary of Normandy Ltd. of Australia, later acquired by Newmont Exploration Ltd. In his work with Normandy and Newmont, Mr. Karahan helped lead the development of the Ovacik Gold Project in Turkey, which was a key step in revitalizing the gold industry in Turkey. Prior to his work for Normandy and Newmont, Mr. Karahan served as an Executive Board Member and General Manager of Cominco Madencilik Plc, a subsidiary of Cominco Ltd. of Canada. In his work with Cominco, Mr. Karahan established the Turkish subsidiary and led a successful 10 year exploration campaign across Turkey.

Dama Engineering, under Mr. Karahan's direction, will manage EMX’s mineral licenses, exploration programs, and administrative functions in Turkey.

Comments on Sampling, Assaying, and QA/QC. The Akarca exploration and drill samples have been collected in accordance with industry best practice standards and guidelines. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey (ISO 9001:2000) and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. Over limit assays for gold (> 10 g/t Au) were conducted with fire assay and a gravimetric finish, and over limit analyses for silver (> 100 g/t Ag) were performed with aqua regia digestion and ICP/AES techniques. As standard procedure, QA/QC analysis is carried out on all assay results, including the systematic utilization of certified reference materials, blanks, and duplicate samples.

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Tel: (604) 688-6390 Fax: (604) 688-1157
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About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six-month period ended June 30, 2015 (the“MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2014 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

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Percem Tepe
Fula Tepe
Sarikaya Tepe
Hugla Tepe
Arap Tepe
Kucukhugla Tepe
Gold Equivalent g/t*m
> 90
50 - 90
20 - 50
5 - 20
< 5
Extent of vein float and/or resistivity
Extent of vein swarm outcrop, drilling and resistivity
Lithology
Alluvium
Conglomerate-sandstone
Basement Rocks
EMX license
N
W
E
S
1,000 m
* Grade X Thickness (AuEq X meters) calculated from intervals > 0.2 g/t Au. Au equivalent calculated at 55:1 Ag:Au ratio, and assumes that Au and Ag recoveries and net smelter returns are 100%. True thickness varies from 45-95% for all project drilling.
October 2015

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Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com